Ceres Managed Futures LLC

December 13, 2013

VIA UPS and EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Washington, D.C. 20549
Attn: Mr. Daniel L. Gordon

Re:	Managed Futures Premier BHM L.P. Form 10-K for the Fiscal Year Ended December 31, 2012, Filed March 28, 2013 File No. 000-54284

Ladies and Gentlemen:

Ceres Managed Futures LLC, the general partner (the “General Partner”) of Managed Futures Premier BHM L.P. (the “Registrant”), hereby files, via EDGAR, its response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comment letter dated November 29, 2013, relating to the Registrant’s Form 10-K filed on March 28, 2013 (File No. 000-54284).  We have prepared our responses with the assistance of our legal counsel.  As requested, each response is numbered to correspond to the Commission’s comment letter.  A copy of this letter is being sent to the Commission via overnight mail.

Item 6. Selected Financial Data, page 15

Comment #1

We note your presentation of “Net realized and unrealized trading gains (losses)
net of expenses allocated from the Trading Company and ongoing placement agent fees.” Please tell us how you considered Item 10(e) of Regulation S-K in determining whether your presentation constitutes a non-GAAP measure subject to the disclosures required by such guidance.

Response #1

We treated “Net realized and unrealized trading gains (losses) net of expenses allocated from the Trading Company and ongoing placement agent fees” as a non-GAAP measure, since it is a financial measure derived from GAAP measures, though not directly required by GAAP. Although treated as a non-GAAP measure, the General Partner deems it important to disclose the “Net realized and unrealized trading gains (losses) net of expenses allocated from the Trading Company and ongoing placement agent fees” because it is relevant to the investor to analyze the gains/losses after expenses allocated from the Trading Company and ongoing placement agent fees are subtracted from the trading results disclosed in the Statements of Income and Expenses.

Securities and Exchange Commission
December 13, 2013

Non-GAAP financial measures are permitted to be included in filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as long as the registrant includes the information required by Item 10(e)(1)(i) of Regulation S-K.  For clarity, in future filings required under the Exchange Act, the General Partner will revise the presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and provide a tabular reconciliation by disclosing the ongoing placement agent fees and expenses allocated from the Trading Company as separate line items and other disclosures, as required by Item 10(e) of Regulation S-K.

Selected unaudited quarterly financial data for the Partnership, page 41

Comment #2

We note your presentation of “Net realized and unrealized trading gains (losses) net of expenses allocated from Trading Company, ongoing placement agent fees and interest income allocated from Trading company.” Please tell us how you considered Item 10(e) of Regulation S-K in determining whether your presentation constitutes a non-GAAP measure subject to the disclosures required by such guidance.

Response #2

We treated “Net realized and unrealized trading gains (losses) net of expenses allocated from Trading Company, ongoing placement agent fees and interest income allocated from Trading Company” as a non-GAAP measure, since it is a financial measure derived from GAAP measures, though not directly required by GAAP. Although treated as a non-GAAP measure, the General Partner deems it important to disclose the “Net realized and unrealized trading gains (losses) net of expenses allocated from Trading Company, ongoing placement agent fees and interest income allocated from Trading Company” because it is relevant to the investor to analyze the gains/losses after expenses allocated from the Trading Company, ongoing placement agent fees and interest income allocated from the Trading Company are removed from the trading results disclosed in the Statements of Income and Expenses.

Non-GAAP financial measures are permitted to be included in filings under the Exchange Act as long as the registrant includes the information required by Item 10(e)(1)(i) of Regulation S-K.  For clarity, in future filings required under the Exchange Act, the General Partner will revise the presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and provide a tabular reconciliation by disclosing the ongoing placement agent fees, interest income allocated from the Trading Company, and expenses allocated from the Trading Company as separate line items and other disclosures, as required by Item 10(e) of Regulation S-K.

Securities and Exchange Commission
December 13, 2013

Selected unaudited quarterly financial data for the Trading Company, page 60

Comment #3

We note your presentation of “Net realized and unrealized trading gains (losses) net of brokerage fees and clearing fees including interest income.” Please tell us how you considered Item 10(e) of Regulation S-K in determining whether your presentation constitutes a non-GAAP measure subject to the disclosures required by such guidance.

Response #3

We treated “Net realized and unrealized trading gains (losses) net of brokerage fees and clearing fees including interest income” as a non-GAAP measure, since it is a financial measure derived from GAAP measures, though not directly required by GAAP. Although treated as a non-GAAP measure, the General Partner deems it important to disclose the “Net realized and unrealized trading gains (losses) net of brokerage fees and clearing fees including interest income” because it is relevant to the investor to analyze the gains/losses after brokerage fees and clearing fees (including interest income) are removed from the trading results disclosed in the Statements of Income and Expenses.

Non-GAAP financial measures are permitted to be included in filings under the Exchange Act as long as the registrant includes the information required by Item 10(e)(1)(i) of Regulation S-K.  For clarity, in future filings required under the Exchange Act, the General Partner will revise the presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and provide a tabular reconciliation by disclosing the brokerage fees and clearing fees including interest income as separate line items and other disclosures, as required by Item 10(e) of Regulation S-K.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 13, 2013

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (212) 296-6807, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/Alper Daglioglu
Alper Daglioglu
President, Ceres Managed Futures LLC

cc:	Todd M. Hand, Executive Director, Legal and Compliance, Morgan Stanley Smith Barney Timothy P. Selby, Alston & Bird LLP